

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>Via E-mail</u>
Ms. Cynthia A. Russo
Executive Vice President and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046

      Re: **Micros Systems, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2010
               Filed August 27, 2010
               File No. 000-09993

Dear Ms. Russo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief